SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                                 3 April, 2004


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Transaction in Own Shares announcement made on 20 March, 2006
             2.  Transaction in Own Shares announcement made on 22 March, 2006
             3.  Transaction in Own Shares announcement made on 23 March, 2006
             4.  Transaction in Own Shares announcement made on 27 March, 2006
             5.  Transaction in Own Shares announcement made on 28 March, 2006
             6.  Transaction in Own Shares announcement made on 29 March, 2006
             7.  Transaction in Own Shares announcement made on 29 March, 2006
             8.  Transaction in Own Shares announcement made on 30 March, 2006
             9.  Transaction in Own Shares announcement made on 31 March, 2006
            10.  Transaction in Own Shares announcement made on 31 March, 2006

Enclosure No. 1

Monday 20 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,000,000 ordinary shares at a price of 226.81 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 280,254,114 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,355,123,687.



                                   -: Ends :-

Enclosure No. 2

Wednesday 22 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 69,262 ordinary shares at a minimum price of 146 pence per share and a maximum price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 280,184,852 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,355,192,949.



                                  --: ends :--

Enclosure No. 3

Thursday 23 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,250,000 ordinary shares at a price of 229.98 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 281,434,850 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,353,942,949.



                                   -: Ends :-

Enclosure No. 4

Monday 27 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 500,000 ordinary shares at a price of 229 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 281,934,852 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,353,442,949.



                                   -: Ends :-

Enclosure No. 5

Tuesday 28 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 2,000,000 ordinary shares at a price of 227.50 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 283,934,852 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,351,442,949.



                                   -: Ends :-

Enclosure No. 6

Wednesday 29 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 130,937 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 283,803,915 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,351,573,886.



                                  --: ends :--

Enclosure No. 7

Wednesday 29 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 1,600,000 ordinary shares at a price of 225.99 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 285,403,915 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,349,973,886.



                                   -: Ends :-

Enclosure No. 8

Thursday 30 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 650,000 ordinary shares at a price of 225.99 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 286,053,915 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,349,323,886.



                                   -: Ends :-

Enclosure No. 9



Friday 31 March 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 6,684 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 286,047,231 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,349,330,570.



                                  --: ends :--

Enclosure No. 10



Friday 31 March 2006
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through JPMorgan Cazenove Limited 4,000,000 ordinary shares at a price of 223.555 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 290,047,231 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,345,330,570

                                   -: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date: 3 April, 2006